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                                  UNITED STATES                                           OMB APPROVAL
                                                                                 -------------------------------
                       SECURITIES AND EXCHANGE COMMISSION                            OMB Number  3235-0058
                                                                                     Expires: January 31, 2002
                             WASHINGTON, D.C. 20549                                  Estimated average burden
                                                                                     hours per response.... 2.50
                                   FORM 12b-25                                   -------------------------------
                                                                                 -------------------------------
                                                                                          SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING                           --------------------------------

(CHECK ONE): /X/      /X/ Form 10-KSB        / / Form 20-F       / / Form 11-K          / / Form 10-Q        / / Form N-SAR

                                                                                 -------------------------------
                For Period Ended:  DECEMBER 31, 2000                                      SEC FILE NUMBER
                                   -----------------                             --------------------------------
                [   ] Transition Report on Form 10-K
                [   ] Transition Report on Form 20-F
                [   ] Transition Report on Form 11-K
                [   ] Transition Report on Form 10-Q
                [   ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                 ---------------------------------------------------------------------------------

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                               READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
           NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I -- REGISTRANT INFORMATION

Full Name of Registrant:     BUSYBOX.COM, INC.
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Former Name if Applicable

Address of Principal Executive Office (STREET AND NUMBER):    15113 SUNSET BLVD., SUITE 1

City, State and Zip Code:  PACIFIC PALISADES, CA 90272

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a)  The reasons described in reasonable detail in Part III of this form
/X/       could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report, semi-annual report, transition report on
/X/ Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As announced by the Company on February 13, 2001, Busybox engaged Stonefield Josephson, Inc. as its new independent auditors on February 7, 2001 for the fiscal years ending December 31, 2000 and 2001. This prevented the Company's audit for fiscal year 2000 from being completed without unreasonable effort or expense within the prescribed time period. Busybox is therefore unable to file its annual report on Form 10-KSB for the fiscal year ended December 31, 2000 at this time.

                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO
(ATTACH EXTRA SHEETS IF NEEDED)         THE COLLECTION OF INFORMATION CONTAINED
                                        IN THIS FORM ARE NOT REQUIRED TO RESPOND
                                        UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                                        OMB CONTROL NUMBER.

SEC 1344 (2-99)

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PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

                      LISA A. HUNT                                202                                457-6346
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                        (Name)                                (Area Code)                          (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify reports(s).                                                                                Yes /X/  No / /

(3)  Is it  anticipated  that any  significant  change in results of operations  from the  corresponding  period for the last  fiscal  year will be  reflected  by the
     earnings statements to be included in the subject report or portion thereof?                        Yes / /  No /X/

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                                     BUSYBOX.COM, INC.
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                                        (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     March 30, 2001                                       By                /S/ Jon M. Bloodworth
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                                                                                JON M. BLOODWORTH, CHAIRMAN OF THE BOARD AND
                                                                                CHIEF EXECUTIVE OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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              INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATION (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).
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